S2K Financial LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2016

Filed as public information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69628

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

S2K FINANCIAL LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 THIRD AVENUE, 28TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARY LOU MALANOSKI — 212-603-9717
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

379 THORNALL STREET	EDISON	NJ	8837
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **MARY LOU MALANOSKI** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **S2K FINANCIAL LLC** , as of **December 31** **20 16** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DANIEL P JOHNSON
NOTARY PUBLIC-STATE OF NEW YORK
No. 01JO6320154
Qualified in New York County
My Commission Expires March 02, 2019


Notary Public

_____
Signature

CFO
_____
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.

- ☒ (b) Statement of Financial Condition.

- ☐ (c) Statement of Income (Loss).

- ☐ (d) Statement of Cash Flows

- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

- ☐ (g) Computation of Net Capital.

- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.

- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

- ☒ (l) An Oath or Affirmation.

- ☐ (m) A copy of the SIPC Supplemental Report.

- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

- ☐ (o) Report of Independent Auditor on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

S2K Financial LLC
Index
December 31, 2016



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
S2K Financial LLC

We have audited the accompanying statement of financial condition of S2K Financial LLC (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of S2K Financial LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

New York, New York
February 28, 2017

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S2K Financial LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash	$ 6,331,865
Accounts receivable	209,835
Prepaid and deferred expenses	729,877
Due from Parent	983,978
Other assets	96,104
Total assets	$ 8,351,659

Liabilities and Member's Equity

Accounts payable and other accrued expenses	$ 504,686
Total liabilities	504,686
Member's equity	7,846,973
Total Liabilities and Member's Equity	$ 8,351,659

The accompanying notes are an integral part of this financial statement.

S2K Financial LLC
Footnotes to Financial Condition
December 31, 2016

1. Organization

S2K Financial LLC (the "Company"), is a limited liability company organized under the laws of the state of Delaware on May 15, 2015. The Company is a wholly-owned subsidiary of S2K Financial Holdings LLC (the "Parent"). On March 30, 2016 the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations consist providing financial advisory and capital raising services to companies through the development of products designed for retail investors and securities are distributed on a best efforts basis through independent broker-dealers, private placement of securities, Mergers and Acquisitions, corporate financing, investment advisory services and referral arrangements with investment advisors, pursuant to which the Company will refer prospective customers in return for a finder's fee.

Because the Company does not hold customer funds or securities, it is exempt from the requirement of SEC Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
Fees earned for services provided are recognized when (a) there is evidence of an arrangement with a customer or affiliate, (b) agreed upon services have been provided, (c) fees are fixed or determinable and (d) collection is reasonably assured. Other income which includes reimbursement of expenses pursuant to fee agreements is recognized when expenses are incurred.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board ("FASB") issued guidance on revenue from contracts with customers. This update is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This accounting guidance is effective prospectively for annual reporting periods, and interim periods within that period, beginning after December 15, 2017, and early adoption is permitted in the first quarter of 2017. Companies may use either a full retrospective or a modified retrospective approach to adopt the new standard when it takes effect. We have not yet determined the potential effects of the adoption of this standard on our financial statements.

In February 2016, the FASB issued ASU 2106-02, Leases (Topic 842). The guidance in this ASU supercedes the leasing guidance in Topic 840 Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet, for all leases with terms longer than 12 months. Leases will be classified as either finance or operating with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019 including interim periods with those fiscal years. The Company is currently evaluating the impact of the pending adoption of the new standard on the financial statements.

Accounts Receivable
Accounts receivable are stated at the amount management expects to collect from outstanding balances.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. **Transactions with Related Parties**

The Company has entered into an Expense Sharing Agreement ("ESA") with an affiliated entity, S2K Partners LLC ("Partners"), whereby certain office and administrative services are shared between the Company and Partners based upon usage and estimated allocation of shared personnel. The ESA has a term of one year and is automatically renewed annually, unless terminated or modified by written notice.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

At December 31, 2016, the Company was owed $983,978 from its Parent for obligations the Company paid on behalf of the Parent.

4. **Concentrations**

The Company earned commissions and is entitled to be reimbursed for expenses in connection with an offering for one client that accounted for 100% of revenues in 2016. At December 31, 2016, 100% of the accounts receivable was from this client.

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

5. **Member's Equity**

For the year ended December 31, 2016, the Company received $11,000,000 in capital contributions.

6. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1 for the twelve months after commencing business as a broker dealer. At December 31, 2016, the Company had regulatory net capital of $5,827,179 which was $ 5,764,093 above the required net capital of $63,086. The Company's ratio of aggregate indebtedness to regulatory net capital was .0866 to 1 at December 31, 2016.

7. **Commitments and Contingencies**

The Company has entered into two noncancelable subleases for office space, one expiring in 2017 and the second expiring in 2020, with Partners for office space. The leases are subject to periodic escalation provisions for increases in real estate taxes and other charges. As of December 31, 2016, the Company has a security deposit of $96,104 included in other assets in connection with the lease expiring in 2020.

Minimum rental commitments under the leases, exclusive of escalation charges, is set forth below:

Year Ending December 31,	Total
2017	$462,602
2018	397,514
2019	397,514
2020	347,825
Total	$1,605,455

As of December 31, 2016 there were no claims or lawsuits brought by or against the Company.

8. **Prepaid and deferred expenses**

The Company paid sign on bonuses to certain key employees. In accordance with Accounting Standards Codification 710, such amounts are amortized over the contract period which is two to three years. At December 31, 2016, $435,834 relating to this is included in prepaid and deferred expenses.

9. **Guarantees**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and

indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has no guarantees outstanding at December 31, 2016 and issued no guarantees during the year then ended.

10. **Subsequent Events**

Management of the Company evaluated subsequent events or transactions that occurred through the date these financial statements were issued. On February 8, 2017, the Company's Parent repaid $983,978, the full amount due to the Company.